SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                        The United Illuminating Company
-------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    910637
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 24, 1997
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                    (Continued on the following pages)

                           (Page 1 of 12 Pages)

**FOOTNOTES**

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                Page 2 of 12
CUSIP No. 910637

  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           D.T. Chase Enterprises, Inc.
           06-0892627

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                  7    SOLE VOTING POWER
  NUMBER OF            0 shares (see Row 11, below)
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares (see Row 11, below)
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0 shares (see Row 11, below)

                 10    SHARED DISPOSITIVE POWER
                       0 shares (see Row 11, below)

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 shares, except to the extent that the reporting person is deemed to share voting or dispositive power with respect to the 200,000 shares (or 1.4% of the shares outstanding) owned by American Ranger, Inc. by reason of the affiliation described herein.

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0% (see Row 11, above)

 14        TYPE OF REPORTING PERSON*
           CO, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part its Statement on Schedule 13D dated December 8, 1997 (the "Initial Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The reporting person owns all of the outstanding capital stock of American Ranger, Inc. ("ARI"). The reporting person's beneficial ownership of Common Stock exists only to the extent that the reporting person is deemed to share voting or dispositive power with respect to the shares of Common Stock owned by ARI by reason of the reporting person's affiliation with ARI.

     ARI purchased an aggregate of 25,000 shares of Common Stock in open market transactions from December 30,1997 through January 6, 1998. All such transactions are set forth on Schedule I hereto, which is incorporated herein by reference. The aggregate consideration for all such purchases (including commissions) was $1,126,968. The funds to purchase such shares came from ARI's working capital.

     On December 24, 1997, David T. Chase, the Chairman of the Board of Directors and President of the reporting person, borrowed 100,000 shares of Common Stock (the "Borrowed Securities") from his wife, Rhoda L. Chase, pursuant to a loan agreement (the "Loan Agreement") dated December 24, 1997 between David T. Chase and Rhoda L. Chase. In exchange for Rhoda L. Chase lending such shares of Common Stock, David T. Chase has agreed to pay quarterly to Rhoda L. Chase a service fee (the "Service Fee") equal to six percent (6%) per annum of the average monthly market value of the Borrowed Securities prorated over the number of days the Loan Agreement is in effect. The terms of the Loan Agreement are more fully described in Item 6 hereof. David T. Chase intends to use his personal funds to pay the Service Fee.

     David T. Chase is a beneficial owner of the 50,000 shares of Common Stock purchased by Rhoda L. Chase in open market transactions from January 7, 1998 through January 22, 1998. All such transactions are set forth on Schedule II hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $2,164,439. The funds to purchase such shares of Common Stock were personal funds of Rhoda
L. Chase. All such shares are held by Rhoda L. Chase in the brokerage account to which her Trading Authorization described in the Initial Schedule 13D relates.

Item 4.   PURPOSE OF TRANSACTION.

     To the reporting person's knowledge, ARI is holding the 200,000 shares of Common Stock it owns of record for investment purposes. Based on ARI's ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to ARI, offers for ARI's shares of Common Stock, general economic conditions and other future developments, ARI reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, ARI may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. ARI also may decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time. David T. Chase pledged the 100,000 shares of Common Stock loaned to him by Rhoda L. Chase to secure a loan with Comerica Bank pursuant to a security agreement (the "Security Agreement") dated December 30, 1997. The terms of the Security Agreement are more fully described in Item 6 hereof. The executive officers, directors and controlling persons of the reporting person are each holding the shares of Common Stock owned by them for investment purposes. Such persons each reserve the same rights and may make the same evaluations as ARI.

     Other than the above, as of the date hereof, neither the reporting person nor, to the best of the reporting person's knowledge, its executive officers, directors or controlling persons or ARI have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f)  Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, ARI owns of record and beneficially 200,000 shares of Common Stock, representing approximately 1.4% of the 14,101,291 shares of Common Stock reported to be outstanding as of September 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997). Except to the extent that the reporting person is deemed to share voting or dispositive power with respect to the 200,000 shares of Common Stock owned by ARI by reason of the affiliation described herein, the reporting person is not the beneficial owner of any shares of Common Stock. Information with respect to the Common Stock owned by the executive officers, directors and controlling persons of the reporting person is set forth in Schedule III hereto, which is incorporated herein by reference, and in the following paragraph.

     In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the (i) 79,000 shares of Common Stock, or 0.6% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Cheryl A. Chase, (ii) 350,000 shares of Common Stock, or 2.5% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Rhoda L. Chase, the mother of Cheryl A. Chase and Arnold L. Chase and the wife of David T. Chase, (iii) 225,000 shares of Common Stock, or 1.6% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Arnold L. Chase, or (iv) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase and her children are the beneficiaries. David T. Chase may be deemed to be a beneficial owner of all of the shares of Common Stock referred to in the immediately preceding sentence.

     (b) The reporting person does not have the sole or shared power to vote, direct the voting of, dispose of, or direct the disposition of, any shares of Common Stock, except to the extent that the reporting person is deemed to share voting or dispositive power with respect to the 200,000 shares of Common Stock owned by ARI by reason of the affiliation described herein.

     Cheryl A. Chase has the sole power to vote and to direct the vote of the 79,000 shares of Common Stock owned by her. Arnold L. Chase has the sole power to vote and to direct the vote of the 225,000 shares of Common Stock owned by him. Cheryl A. Chase and Arnold L. Chase each share the power to dispose or to direct the disposition of their respective shares of Common Stock with David T. Chase.

     As described in greater detail in Item 6 hereof, David T. Chase has the sole power to vote, direct the vote of, dispose of, and direct the disposition of the 100,000 shares of Common Stock he has borrowed from Rhoda L. Chase during the term of the Loan Agreement. David T. Chase does not have the shared power to vote or direct the vote of any shares of Common Stock. David
T. Chase shares the power to dispose or to direct the disposition of (i) 250,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase,
(ii) 79,000 shares of Common Stock owned by Cheryl A. Chase with Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by the Trust with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford, Connecticut 06117. She is not employed. Rhoda L. Chase is a citizen of the United States of America. The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, neither Rhoda L. Chase nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Rhoda L. Chase nor the Trust has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) All transactions in the Common Stock effected by or on behalf of ARI in the past 60 days are set forth on Schedule I hereto, which is incorporated herein by reference. All such transactions were effected in the open market. No transactions in the Common Stock have been effected by or on behalf of the reporting person during the past 60 days. To the reporting person's knowledge, all transactions in the Common Stock effected by or for the benefit of executive officers, directors and controlling persons of the reporting person in the past 60 days are set forth on Schedule II hereto, which is incorporated herein by reference. All such transactions were effected in the open market.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by ARI.

     Each of David T. Chase and, with respect to the (i) 250,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 79,000 shares of Common Stock owned by Cheryl A. Chase, Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by such person. As described in greater detail in Item 6 hereof, Rhoda L. Chase may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 100,000 shares of Common Stock which David T. Chase borrowed from Rhoda L. Chase during the term of the Loan Agreement. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such persons.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting person owns all of the outstanding capital stock of ARI. David T. Chase, Arnold L. Chase and Cheryl A. Chase, the directors and three of the four executive officers of the reporting person, are the directors and executive officers of ARI. All of the outstanding stock of the reporting person is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), five trusts for the benefit of Arnold
L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

     David T. Chase borrowed the Borrowed Securities from Rhoda L. Chase pursuant to the Loan Agreement. Under the terms of the Loan Agreement, David
T. Chase has full use of the Borrowed Securities, including the right to sell, pledge or otherwise transfer or encumber the Borrowed Securities, until termination of the Loan Agreement. In exchange for Rhoda L. Chase's lending the Borrowed Securities to David T. Chase, David T. Chase is to pay Rhoda L. Chase the Service Fee. In addition, David T. Chase is to pay to Rhoda L. Chase any cash dividends or distributions declared on the Borrowed Securities during the term of the Loan Agreement. Upon the termination of the Loan Agreement, David T. Chase is to deliver to Rhoda L. Chase securities that are identical in kind and amount to the Borrowed Securities loaned under the Loan Agreement and including all dividends and distributions in the form of stocks, rights, warrants or other securities which UI makes during the term of the Loan Agreement. The Loan Agreement is to terminate December 31, 2001 unless terminated sooner by one of the parties pursuant to the terms of the Loan Agreement.

     David T. Chase has pledged the Borrowed Securities to secure a loan with Comerica Bank ("Comerica") pursuant to the Security Agreement. In connection with the Security Agreement, David T. Chase has executed and delivered to Comerica Securities, Inc. ("CSI"), the brokerage company through which he holds the Borrowed Securities, a Notice to Financial Intermediary of Security Interest in Securities and Brokerage Account (the "Notice to Financial Intermediary") dated December 30, 1997, informing CSI of the pledge and instructing CSI (i) not to sell, transfer or take any other action with respect to the Borrowed Securities until it receives written instructions to the contrary from Comerica and (ii) to follow the instructions of Comerica with respect to the Borrowed Securities.

     The foregoing description of the Loan Agreement, the Security Agreement and the Notice to Financial Intermediary is subject to, and is qualified in its entirety by reference to the Loan Agreement, the Security Agreement and the Notice to Financial Intermediary, each of which is filed as an exhibit to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of UI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d) (3) of the Exchange Act and Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Loan Agreement

     (2)  Security Agreement

     (3)  Notice to Financial Intermediary

                             SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.



Dated:    February 10, 1998       D.T. Chase Enterprises, Inc.


                                    By: /s/ Cheryl A. Chase
                                    Name:   Cheryl A. Chase
                                    Title:  Executive Vice President

                                   SCHEDULE I

                Transactions in The United Illuminating Company
                     Common Stock by American Ranger, Inc.

         Date                   Action                   Price                  Shares
       12/30/97                   Buy                   45.130                   1,300
       01/02/98                   Buy                   45.029                   3,700
       01/05/98                   Buy                   45.382                   3,500
       01/06/98                   Buy                   44.945                  16,500
                                                TOTAL                           25,000

                                  SCHEDULE II

                Transactions in The United Illuminating Company
                         Common Stock by Rhoda L. Chase

         Date                   Action                   Price                  Shares
       01/07/98                   Buy                   43.543                   9,500
       01/08/98                   Buy                   43.000                   1,000
       01/09/98                   Buy                   43.392                  14,500
       01/12/98                   Buy                   42.669                   6,000
       01/15/98                   Buy                   42.982                   6,000
       01/16/98                   Buy                   43.813                     500
       01/20/98                   Buy                   43.232                   3,500
       01/21/98                   Buy                   43.228                   7,000
       01/22/98                   Buy                   43.188                   2,000
                                                TOTAL                           50,000

                                  SCHEDULE III

        Directors and Executive Officers of D.T. Chase Enterprises, Inc.

                                                     Principal
                                                     Occupation
                                                    or Employment             Aggregate #
                           Residence                and Title at              of Shares of       Percentage
                          or Business                D.T. Chase               Common Stock      Common Stock
    Name                    Address                Enterprises, Inc.             Owned             Owned

David T. Chase           c/o Chase                 Chairman of the              800,000{1}          5.7%
                         Enterprises               Board of Directors
                         One Commercial Plaza      and President,
                         Hartford, CT 06103        D.T. Chase
                                                   Enterprises, Inc.

Arnold L. Chase          c/o Chase                 Executive Vice               225,000             1.6%
                         Enterprises               President and Director,
                         One Commercial Plaza      D.T. Chase
                         Hartford, CT 06103        Enterprises, Inc.

Cheryl A.  Chase         c/o Chase                 Executive Vice                79,000             0.6%
                         Enterprises               President,
                         One Commercial            General Counsel
                         Plaza                     and Director,
                         Hartford, CT 06103        D.T. Chase
                                                   Enterprises, Inc.

John P. Redding          c/o Chase                 Senior Vice                   None               0.0%
                         Enterprises               President, David
                         One Commercial Plaza      T. Chase Enterprises,
                         Hartford, CT 06103        Inc. and Vice
                                                   President, D.T.
                                                   Chase Enterprises, Inc.

**FOOTNOTES**

     (1) Includes 250,000 shares owned by Rhoda L. Chase, 225,000 shares owned by Arnold L. Chase, 79,000 shares owned by Cheryl A. Chase and 146,000 shares owned by The Darland Trust as to which David
          T. Chase shares dispositive power, and 100,000 shares borrowed from Rhoda L. Chase pursuant to the Loan Agreement over which David T. Chase may be deemed to have been temporarily transferred sole voting and dispositive power.